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                                                                   SUB-ITEM 77M

                                    MERGERS

INVESCO HIGH YIELD SECURITIES FUND TO INVESCO HIGH YIELD FUND

On December 5, 2012, the Board of Trustees of AIM Investment Securities Funds (Invesco Investment Securities Funds) ("AIS") approved an Agreement and Plan of Reorganization (the "Agreement"). On July 2, 2013, at a special meeting of the shareholders of Invesco High Yield Securities Fund (the "Target Fund"), an investment portfolio of AIS, shareholders approved the Agreement that provided for the combination of the Target Fund with and into Invesco High Yield Fund (the "Acquiring Fund"), an investment portfolio of AIS (the "Reorganization"). Pursuant to the Agreement, on July 15, 2013, all of the assets of the Target Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Target Fund and AIS issued Class A shares of the Acquiring Fund to the Target Fund's Class A shareholders. The Target Fund did not offer Class B shares to new investors; therefore, Class B shareholders of the Target Fund were reorganized into Class A shares of the Acquiring Fund, Class C shares of the Acquiring Fund were issued to the Target Fund's Class C shareholders, and Class Y shares of the Acquiring Fund to the Target Fund's Class Y shareholders. The total value of the Acquiring Fund shares of each class that shareholders received in the Reorganization was the same as the total value of shares of the corresponding class of the Target Fund that shareholders held immediately prior to the Reorganization. No sales charges were imposed in connection with the Reorganization. Shareholders of the Target Fund and Acquiring Fund will recognize no gain or loss for federal income tax purposes upon the exchange of all shares of the Target Fund for shares in the Acquiring Fund.

FOR A MORE DETAILED DISCUSSION ON THE MERGER, PLEASE SEE THE AGREEMENT AND PLAN OF MERGER FILED HEREIN UNDER ITEM 77Q1(g).